

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 5, 2021

Gary Smalley
Chief Financial Officer
Tutor Perini Corporation
15901 Olden Street
Sylmar, CA 91342

> **Re: Tutor Perini Corporation**
> **Form 10-K for the year ended December 31, 2020**
> **Filed February 24, 2021**
> **File No. 001-06314**

Dear Mr. Smalley:

　　We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

　　　　　　　　　　　　　　　　　　Sincerely,

　　　　　　　　　　　　　　　　　　Division of Corporation Finance
　　　　　　　　　　　　　　　　　　Office of Real Estate & Construction